SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kensington Capital Acquisition Corp. V
(Name of Issuer)

Class A ordinary shares, $0.0001 par value
(Title of Class of Securities)

G5251K 111
(CUSIP Number)

Justin Mirro
Kensington Capital Acquisition Corp. V
1400 Old Country Road, Suite 301
Westbury, New York 11590
(703) 674-6514
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5251K 111
1	NAMES OF REPORTING PERSONS
Kensington Capital Sponsor V LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,900,000[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,900,000[1]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,900,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
Includes 6,900,000 Class B ordinary shares, $0.0001 par value (“Class B Shares”), of Kensington Capital Acquisition Corp. V (the “Issuer”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statements on Form S-1 (File Nos. 333-257993 and 333-258779).  Kensington Capital Sponsor V LLC (the “Sponsor”) is controlled by its managing member, Kensington Capital Partners, LLC (“Kensington”), which is controlled by its managing member, Justin Mirro (“Mirro”).  Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor.  Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities.  Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G5251K 111
1	NAMES OF REPORTING PERSONS
Kensington Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,900,000[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,900,000[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,900,000[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

2.
Includes 6,900,000 Class B Shares directly held by the Sponsor.  The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro.  Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor.  Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities.  Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G5251K 111
1	NAMES OF REPORTING PERSONS
Justin Mirro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,900,000[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,900,000[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,900,000[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3.
Includes 6,900,000 Class B Shares of the Issuer directly held by the Sponsor.  The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro.  Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor.  Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities.  Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

This Schedule 13D (this “Schedule 13D”) is filed on behalf of Kensington Capital Sponsor V LLC (the “Sponsor”), Kensington Capital Partners, LLC (“Kensington”) and Justin Mirro (“Mirro” and collectively with the Sponsor and Kensington, the “Reporting Persons”).

The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Shares”)

Issuer:	Kensington Capital Acquisition Corp. V (the “Issuer”)
1400 Old Country Road, Suite 301
Westbury, New York 11590

Item2.	Identity and Background

(a) This statement is filed by:

(i)
the Sponsor, which is the holder of record of approximately 20.0% of the issued and outstanding ordinary shares of all classes of the Issuer (34,500,000) based on 27,600,000 Class A Shares and 6,900,000 Class B Shares, $0.0001 par value (“Class B Shares”), outstanding as of December 31, 2022, as reported by the Issuer in its Annual Report on Form 10-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 3, 2023;

(ii)	Kensington, the sole member of the Sponsor; and

(iii)	Mirro, the Chairman and Chief Executive Officer of the Issuer and the managing member of Kensington.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of each of the Reporting Persons is 1400 Old Country Road, Suite 301, Westbury, New York 11590.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor.  The principal business of Kensington, in addition to its role as managing member of the Sponsor, is to make investments and provide strategic advice to its portfolio companies ranging from capital markets, investment strategy and operational performance.  The principal business of Mirro, in addition to his role as an officer and director of the Issuer, is to serve as managing member of Kensington.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor and Kensington are each a Delaware limited liability company.  Mirro is a citizen of the United States.

Item3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the ordinary shares currently beneficially owned by the Reporting Persons was $25,000.  The source of these funds was the working capital of the Sponsor.

Item4.	Purpose of the Transaction

On March 31, 2021, the Sponsor acquired an aggregate of 7,475,000 Class B Shares for an aggregate purchase price of $25,000. On August 6, 2021, the Sponsor effected a surrender of 1,006,250 Class B Shares to the Company for no consideration, resulting in a decrease in the total number of Class B Shares owned by the Sponsor to 6,468,750, and on August 12, 2021, the Issuer effected a share issue of 431,250 Class B Shares, resulting in an aggregate of 6,900,000 Class B Shares owned by the Sponsor as of the date of this Schedule 13D.

The Class B Shares owned by the Reporting Persons have been acquired for investment purposes.  The Reporting Persons may make further acquisitions of the Issuer’s ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.  However, the Class B Shares are subject to lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.  Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mirro have agreed (i) to vote their shares in favor of any proposed business combination and (ii) not to redeem any shares in connection with any shareholder approval in connection therewith.  The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item5.	Interest in Securities of the Issuer

(a)-(b) As of April 3, 2023, the Reporting Persons may be deemed to beneficially own 6,900,000 of the Class B Shares, representing 20.0% of the Class A Shares issued and outstanding and assuming the conversion of all Class B Shares of the Reporting Persons. The Class B Shares are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statements on Form S-1 (File Nos. 333-257993 and 333-258779).

The percentage of the Class B Shares held by the Reporting Persons is based on 27,600,000 Class A Shares issued and outstanding as of December 31, 2022 as reported by the Issuer in its Annual Report on Form 10-Q, filed by the Issuer with the SEC on April 3, 2023.

The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro. Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor.  Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

The holdings described herein exclude 18,720,000 Class A Shares issuable upon the exercise of 18,720,000 private placement warrants held directly by the Sponsor. Each private placement warrant is exercisable to purchase one Class A Share at $11.50 per share, subject to adjustment, and becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Amount beneficially owned: See the responses to Row 11 on the attached cover pages.

Percent of class: See the responses to Row 13 on the attached cover pages.

Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See the responses to Row 7 on the attached cover pages;

(ii)	Shared power to vote or direct the vote: See the responses to Row 8 on the attached cover pages;

(iii)	Sole power to dispose or direct the disposition of: See the responses to Row 9 on the attached cover pages;

(iv)	Shared power to dispose or direct the disposition of: See the responses to Row 10 on the attached cover pages.

(c)          None of the Reporting Persons has effected any transactions of the Issuer’s ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sponsor Support Agreement; Letter Agreement

Concurrently with the execution of the business combination agreement, dated as of April 6, 2023 (the “Business Combination Agreement”), between the Issuer and Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the Luxembourg register of commerce and companies (Registre de commerce et des sociétés, Luxembourg) under number B248209 (the “Company”), the Sponsor, the Issuer, and the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to certain transfer restrictions with respect to the Class B Shares and reaffirmed its obligations in the Letter Agreement entered into among the Issuer, the Sponsor and the directors and officers of the Sponsor on August 12, 2021 (the “Letter Agreement”) to vote in favor of each of the proposals to be voted upon at the meeting of the Issuer’s shareholders in connection with the business combination contemplated by the Business Combination Agreement, including approval of the Business Combination Agreement and the transactions contemplated thereby.

The Sponsor Support Agreement also provides that the Sponsor will, at the closing of the transactions contemplated by the Business Combination Agreement, forfeit a number of its Class B Shares that is the same proportion as the number of shares redeemed by the holders of Class A Shares in  such transactions.

The description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on April 7, 2023 (and is incorporated by reference herein as Exhibit 10.1). The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on August 17, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Promissory Note and Working Capital Loans

The Sponsor loaned the Issuer an aggregate of $150,000 to cover expenses related to the Company’s initial public offering, which was consummated on August 17, 2021 (the “IPO”) pursuant to a promissory note, dated March 24, 2021 (the “Note”). Such loan was non-interest bearing and was converted into a Working Capital Loan (as defined below) in connection with the IPO.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with the Issuer’s initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required (“Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of the Issuer’s initial business combination or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $0.75 per warrant. The warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of April 3, 2023, the Company had no borrowings under the Working Capital Loans other than due to the conversion of the amounts loaned under the Note.

Item7.	Material to be Filed as Exhibits

Exhibit 10.1
Sponsor Support Agreement, dated as of April 6, 2023, by and among the Sponsor, the Issuer and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 7, 2023).

Exhibit 10.2
Letter Agreement, dated as of August 12, 2021, among the Issuer, the Sponsor and each of the officers and directors of the Issuer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 17, 2021).

Exhibit 99.1	Joint Filing Agreement, dated April 17, 2023, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 17, 2023	KENSINGTON CAPITAL SPONSOR V LLC

	By:	Kensington Capital Partners, LLC
	Its:	Managing Member

	By:	/s/ Justin Mirro
		Name:	Justin Mirro
		Title:	Managing Member

Date: April 17, 2023	KENSINGTON CAPITAL PARTNERS, LLC

	By:	/s/ Justin Mirro
		Name:	Justin Mirro
		Title:	Managing Member

Date: April 17, 2023		/s/ Justin Mirro
JUSTIN MIRRO

JOINT FILING AGREEMENT

AGREEMENT dated as of April 17, 2023, by and among Kensington Capital Sponsor V LLC, Kensington Capital Partners, LLC and Justin Mirro (together, the “Parties”).

Each Party represents to the other that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of Kensington Capital Acquisition Corp. V, as of April 6, 2023, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about any such other Party is inaccurate.

Date: April 17, 2023	KENSINGTON CAPITAL SPONSOR V LLC

	By:	Kensington Capital Partners, LLC
	Its:	Managing Member

	By:	/s/ Justin Mirro
		Name:	Justin Mirro
		Title:	Managing Member

Date: April 17, 2023	KENSINGTON CAPITAL PARTNERS, LLC

	By:	/s/ Justin Mirro
		Name:	Justin Mirro
		Title:	Managing Member

Date: April 17, 2023		/s/ Justin Mirro
JUSTIN MIRRO